EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
     We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Holly Energy Partners, L.P. for the registration of up to $800 million of common units and/or debt securities and up to 1,170,000 common units that may be resold by or for the account of the selling unitholders named in the Registration Statement, and to the incorporation by reference therein of our report dated February 21, 2005, except for Note 13, as to which the date is July 25, 2005, with respect to the consolidated financial statements of Holly Energy Partners, L.P., included in its Current Report (Form 8-K) filed with the Securities and Exchange Commission on July 27, 2005.

/s/ Ernst & Young LLP

August 31, 2005
Dallas, Texas